August 29, 2018
ROBERT A. FREEDMAN		EMAIL: RFREEDMAN@FENWICK.COM Direct Dial: +1 (650) 335-7292

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549
Attention:	John Reynolds, Assistant Director Irene Barberena-Meissner, Staff Attorney Kevin Dougherty, Staff Attorney Ethan Horowitz, Accounting Branch Chief Wei Lu, Staff Accountant

Re:	Sutro Biopharma, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Response dated August 20, 2018 CIK No. 0001382101

Ladies and Gentlemen:

On behalf of Sutro Biopharma, Inc. (the “Company”), we are concurrently transmitting herewith the Registration Statement on Form S-1 that was filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on August 29, 2018 (the “Registration Statement”). In this letter, we respond to the comments from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated August 23, 2018 (the “Letter”). The numbered paragraph below corresponds to the numbered comment in the Letter and the Staff’s comments are presented in bold italics.

General

1.	Please disclose the specific indication(s) for the Immuno-oncology Bispecific Antibody (bsAb) product candidate in your Celgene collaboration program or tell us why you are not able to do so.

In response to the Staff’s comment, the Company advises the Staff that it has revised the Prospectus Summary to remove the pipeline chart. In addition, the Company has revised the pipeline chart on page 111 of the Registration Statement to remove reference to the Immuno-oncology Bispecific Antibody (bsAb) product candidate in the Celgene collaboration program.

2.

While we do not object to a narrative discussion of your discovery and preclinical programs in the Prospectus Summary or the inclusion of your discovery program and preclinical programs as a graphic in the Business section, we believe that presenting these programs as a prominent graphic in the Prospectus Summary is not appropriate given that the product candidates have yet to be identified and these programs remain in the discovery or preclinical development stage and may not reach any of the clinical stages. In addition, please expand this graphic to include additional columns reflecting the clinical stage phases to describe each program’s progress toward clinical development.

In response to the Staff’s comment, the Company advises the Staff that it has revised the Prospectus Summary to remove the discovery and preclinical programs chart. In addition, the Company has revised the discovery and preclinical programs chart on page 111 of the Registration Statement to include an additional column reflecting the clinical stage phases to describe each program’s progress toward clinical development.

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U.S. Securities and Exchange Commission

August 29, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7292, or, in his absence, Amanda Rose at (206) 389-4553.

Sincerely,

FENWICK & WEST LLP

/s/ Robert A. Freedman

Robert A. Freedman

Partner

cc:	William J. Newell, Chief Executive Officer

Edward Albini, Chief Financial Officer

Sutro Biopharma, Inc.

Amanda L. Rose

Fenwick & West LLP

David Peinsipp

Charles S. Kim

Andrew S. Williamson

Cooley LLP